

Mail Stop 4546

December 30, 2016

Jason Grenfell-Gardner
President and Chief Executive Officer
Teligent, Inc.
105 Lincoln Ave.
Buena, New Jersey 08310

    Re: **Teligent, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2015
            Filed March 15, 2016
            File No. 001-08568

Dear Mr. Grenfell-Gardner:

We have reviewed your filing and have the following comment.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Business, page 2

1. We note you did not file your asset purchase agreement with Alveda Pharmaceuticals Inc. or your amended agreement with Concordia Pharmaceuticals Inc. as exhibits to your Form 10-K for the year ended December 31, 2015. Please confirm that you will file them as exhibits to your next Form 10-K. Alternatively, provide us with an analysis supporting your determination that the agreements are not required exhibits. See Item 601(b)(10) of Regulation S-K.

Our Products, page 9

2. Please revise your product tables on pages 8-10 to indicate each product's prescribed uses.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at (202) 551-2544 or Suzanne Hayes at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Joel Papernik, Esq.
       Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.